Liberty Star Uranium & Metals Corp.
5610 East Sutler Lane
Tucson, Arizona  85712

January 16, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549  USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re: Liberty Star Uranium & Metals Corp. (the “Company”) Form 10-K for the Fiscal Year Ended January 31, 2014 Filed May 16, 2014 File No. 000-50071

We write in response to your letter dated January 7, 2015 sent via U.S. Mail. Your letter was sent to 5601 E. Sutler Lane, Tucson AZ, which address was a typographical error. Our address is 5610 E. Sutler Lane, not 5601. We did receive your letter on January 15, 2015. Please update your records.

You have requested that we advise you as to when we will provide the requested response within 10 business days of your letter. As a result of the type and quantity of information that you have requested, some of which does not exist at the moment and must be created, it will take considerable time to provide all the requested information. At this time we estimate that we will be able to provide the requested information on or about Monday, February 16, 2015. If we are able to provide the information earlier, we will certainly do so.

Yours truly,

LIBERTY STAR URANIUM & METALS CORP.

/s/ James Briscoe
James Briscoe
President, Chief Executive Officer and Chief Financial Officer